SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

NXChain inc.

(formely AgriVest Americas, Inc.)

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

629471 103

(CUSIP Number)

Michael Campbell

11753 Willard Avenue

Tustin, CA  92782

(714) 832-3249

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2016

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629471 103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,742 SHARES
	8	SHARED VOTING POWER 0 SHARES
	9	SOLE DISPOSITIVE POWER 863,742 SHARES
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,742 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.60%
14	TYPE OF REPORTING PERSON* IN

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CUSIP No. 629471 103

This amended statement on Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 5, 2011 by Mr. Michael Campbell with respect to shares of common stock of NXChain Inc. (formerly known as AgriVest Americas, Inc.).

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated as follows:

This amended statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, $0.001 par value per share (“Common Stock”) of NXChain Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11754 Willard Avenue, Tustin, CA 92782.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a) This Statement is hereby filed by Michael Campbell, a natural person.

(b) Mr. Campbell’s principal business address is 11754 Willard Avenue, Tustin, CA 92782.

(c) Mr. Campbell is the Chief Executive Officer of the Issuer.

(d) During the past five years, Mr. Campbell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Campbell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Campbell is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

On December 5, 2011, and prior to the Reverse Split (as defined in Item 4), Mr. Campbell acquired 19,000,000 shares of Common Stock (the “2011 Shares”) for an aggregate purchase price of $50,000.  The 2011 Shares were acquired with funds that Mr. Campbell borrowed from Eudora Partners, LLC (“Eudora”), an entity controlled by a current director of the Issuer. The loan from Eudora to Mr. Campbell bears interest at the rate of 8% per annum and matured on the earlier of (i) the date the Company receives gross proceeds of at least $200,000 from the sale of debt or equity securities or (ii) February 15, 2012. As additional consideration for the loan, Mr. Campbell transferred to Eudora 500,000 shares of Common Stock, which resulted in Mr. Campbell owning 18,500,000 shares of Common Stock.

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CUSIP No. 629471 103

On April 20, 2016, and subsequent to the Reverse Split (as defined in Item 4), M1 Advisors LLC, a California limited liability company (“M1”) acquired 283,042 shares of Common Stock. Mr. Campbell beneficially owns the shares held by M1. The source of funds used to purchase the securities reported herein was the working capital of M1. The aggregate purchase price used to purchase the shares of Common Stock of the Issuer was $2,830.00.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

As previously disclosed on Schedule 13D filed December 5, 2011 (the “Initial Schedule 13D”), on December 5, 2011, Robocom Systems International Inc., a New York corporation (“Robocom”), entered into an Agreement and Plan of Merger dated as of December 5, 2011, with the Issuer, a newly-formed wholly-owned subsidiary of Robocom, in order to effect a reincorporation of Robocom in Delaware through the merger of Robocom with and into the Issuer, with the Issuer as the surviving entity. As a result of the reincorporation merger, the Issuer’s name changed from Robocom Systems International Inc. to AgriVest Americas, Inc.

On December 5, 2011, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Mr. Campbell and Robocom.  Pursuant to the Purchase Agreement, Mr. Campbell purchased the 2011 Shares from the Issuer for an aggregate purchase price of $50,000.  The purpose of the acquisition of the Shares was to acquire control of the Issuer. The Initial Schedule 13D was filed as a result of the change in control effected upon the closing of the transaction detailed in the Purchase Agreement attached as Exhibit 1 to the Initial Schedule 13D, which is incorporated herein by reference.

In connection with the closing of the transactions contemplated by the Purchase Agreement, Mr. Irwin Balaban submitted a resignation letter pursuant to which he resigned as President, Chief Executive Officer and Treasurer effective as of the closing date (the “Closing Date”) of the Purchase Agreement. In addition, Lawrence Balaban, a member of the board of directors of the Issuer, resigned as a director effective as of the Closing Date.

Effective as of the Closing Date, Michael Campbell was appointed to the Issuer's board of directors and was also appointed President, Chief Executive Officer and Treasurer of the Issuer.

On December 30, 2015, the Issuer filed a Certificate of Amendment to its Certificate of Incorporation (the “Amendment”) with the Secretary of State of the State of Delaware to (i) effectuate a stock combination or reverse stock split, whereby every 33.7468 outstanding shares of Common Stock were converted into one share of Common Stock (the “Reverse Split”) and (ii) change the Issuer’s name from AgriVest Americas, Inc. to NXChain Inc. The Amendment became effective immediately upon filing on December 30, 2015. After giving effect to the Reverse Split, Mr. Campbell beneficially held 580,700 shares of Common Stock.

On April 20, 2016, M1 and the Issuer entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which the Issuer agreed to issue 283,042 shares of Common Stock to M1 for an aggregate purchase price of $2,830. The transactions contemplated by the Subscription Agreement were consummated on April 20, 2016.

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CUSIP No. 629471 103

It is the intention of Mr. Campbell to establish the Company as a provider of a digital currency, or crypto currency, and for the Issuer to engage as a peer-to-peer lender using such crypto currency. The Issuer intends to enter such markets by acquiring an entity of which another stockholder of the Issuer, Havanti AS, a company organized under the laws of Norway (“Havanti”), is a stockholder. On March 9, 2016, the Issuer entered into a non-binding letter of intent (the “Letter of Intent”) for the acquisition and merger of LXCCoin Limited, a United Kingdom limited company, of which Havanti is a stockholder and of which Henrik Ellefsen, the son of Harald Ellefsen, the sole officer, director and stockholder of Havanti, is the Chief Executive Officer and a principal stockholder. Such an acquisition and merger would result in (i) the issuance of additional shares of Common Stock and (ii) a change in the present Board of Directors and executive officers of the Issuer. Completion of the acquisition and merger is contingent upon certain closing conditions, including customary due diligence considerations, the negotiation, execution and delivery of a share exchange agreement by the parties, and board and stockholder approval. There can be no assurances that a share exchange agreement or closing will occur based on satisfaction of these conditions. Due to the non-binding nature of the Letter of Intent, the terms of the proposed transaction remain subject to change.

Mr. Campbell is holding his shares of Common Stock for investment purposes.  Mr. Campbell does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Campbell may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

Pursuant to Rule 13d-3(a), at the close of business on April 20, 2016, the Issuer had 10,040,838 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Statement, Mr. Campbell has sole power to vote and direct the disposition of 863,742 shares of Common Stock, which shares constitute approximately 8.60% of the issued and outstanding shares of the Issuer.  Neither Mr. Campbell nor M1 has effected any transactions in the Common Stock during the past 60 days, except as described in this Statement.  Mr. Campbell has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock he and/or M1 owns.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

Except as described in Item 4 of this Statement, to the best knowledge of Mr. Campbell, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Campbell and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock beneficially held by Mr. Campbell.

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CUSIP No. 629471 103

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

10.1*	Subscription Agreement, dated April 20, 2016, by and between the Issuer and M1 Advisors LLC.

* Previously filed as an exhibit to Form 4, filed April 22, 2016.

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CUSIP No. 629471 103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: April 27, 2016

	By:	/s/ Michael Campbell
Michael Campbell

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